SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For November, 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

Exhibits
99.1	“ASML Updates Market on Long-term Semiconductor Lithography Opportunities; Lithography Market Potential above EUR 10 billion by 2012,” press release dated November 2, 2007

99.2	“ASML: A Growth Company,” presentation dated November 2, 2007

99.3	“Semiconductor Technology Trends Driving the Lithography Roadmap,” presentation dated November 2, 2007

99.4	“Long-term Lithography Market Potential,” presentation dated November 2, 2007

99.5	“ASML: Financial Performance,” presentation dated November 2, 2007

99.6	Morgan Stanley TMT Conference, Barcelona, presentation dated November 16, 2007

99.7	“ASML Starts Execution of Share Buyback Program Announced on October 17,” press release dated November 20, 2007

99.8	“ASML Issues Update of Share Buyback Program Announced on October 17,” press release dated November 27, 2007

99.9	Credit Suisse Annual Technology Conference, Phoenix, Arizona, November 27, 2007
     “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: December 6, 2007	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

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